FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ/MF: 20.730.099/0001-94

NIRE: 42300025747

A PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON APRIL 06, 2009

1.

Date, Time and Place: On April 6, 2009, at 10:00 a.m., at the company’s main address at Rua Senador Attílio Fontana No. 10:00, in Concórdia-SC, Santa Catarina.

2.

Call Notice: Call notice published by the newspapers: “Diário Oficial do Estado de Santa Catarina” on March 20, 24 and 25 (DOESC of March 20 on page 90, March 24 on page 87 and March 25 on page 42);   “A Notícia” (Joinville) and “O Estado de S. Paulo” on March 19, 20 and 21; (A NOTÍCIA – Joinville on March 19 page 22; March 20 on page 9 and March 21 on page 24; OESP, Economy Section,  March 19 on page B10,  March 20 on page B10 and March 21 on page B8).

3.

Quorum: Shareholders representing more than 63% of the voting capital and preferred shareholders were present, in accordance with the signatures on the Book of Shareholders Attendance No. 01.

4.

Chair: Chairman: Luiz Fernando Furlan; Secretary: José Romeu Garcia do Amaral.

5.

Agenda: (i)

Submission and discussion of the conclusions of the Special Audit report prepared by BDO Trevisan; and (ii) Make a resolution about filing a liability action pursuant to art. 159 of Law 6404/76 and a possible claim for reimbursement of losses”.

6.

Reading of Documents, receipt of votes and preparation of minutes: (1) The shareholders present dispensed with the reading of the Call Notice. (2) The statement of vote submitted by the representative of the members of the Shareholders’ Agreement was read by the Secretary, numbered, received, authenticated by the Chair and filed at the Company’s main address, pursuant to the terms of Article 130, Paragraph 1, of Law No. 6404/76; and (3) The shareholders present authorized the drawing up of these minutes in summary form and its publication without the signatures of the shareholders present, pursuant to the terms of Art. 130, Paragraphs 1 and 2, of Law No. 6404/76, respectively.

7. Resolutions:

7.1.

According to item (i) of the Agenda, the conclusions of the Special Audit report prepared by BDO Trevisan were submitted and discussed by the shareholders present, ant it was emphasized that the report had been available to the interested shareholders at the Company’s main address since March 30, 2009.

7.2.

In accordance with item (ii) of the Agenda, the shareholders present discussed and passed the following resolution: (a) by unanimous voting, to file a liability action pursuant to the terms of article 159 of Law 6404/76 (Corporation Law) in the matter of Mr.  Adriano Lima Ferreira, former Finance and Corporate Development Director, for the losses caused to the Company as a result of conducting derivatives transactions and also to engage the services of specialist lawyers to prepare and file the aforementioned action. The shareholder Graziela Valenti Clemente abstained from voting.

8.

For the record: The vote of the representative of the members of the Shareholders’ Agreement was received by the Chair as Exhibit No. 01 and was filed at the Company’s main address, in accordance with the terms of Art.  130, Paragraph 1, of Law No. 6404/76.

9.

Closing, Preparation of Minutes and Signatures: There being no further business, the Meeting was adjourned to draw up these minutes which, after being read and checked, were duly approved and signed by the shareholders present and by the Chair.

Concórdia-SC, April 06, 2009

LUIZ FERNANDO FURLAN

CHAIRMAN

JOSÉ ROMEU GARCIA DO AMARAL

SECRETARY

SHAREHOLDERS:

ACORDO DE ACIONISTAS DA SADIA S.A., per proxy/ALFREDO FELIPE DA LUZ SOBRINHO, FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA, per proxy/DARCI  PRIMO, DANIELLE FONTANA D’AVILA TRANCHESI, VICTOR  BAYARD DE MAURA FONTANA, DENISE FONTANA D’AVILA FONTANA, ALEX RENATO DE MAURA FONTANA, FLÁVIA THAIS FONTANA GEMIGNANI, per proxy/ALFREDO FELIPE DA LUZ SOBRINHO, ODILA SPERANDIO, VERA LUCIA PEREIRA FONTANA, per proxy/JOÃO FREDERICO BIASOTTO TROTTA, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, per proxy/KÁTIA LUZIA ANTUNES BITTENCOURT, ALOISIO MACÁRIO FERREIRA DE SOUZA, GRAZIELLA VALENTI CLEMENTE, ALBINO ZANATTA, ALBERTO STRINGHINI, NELSO BONISONI, OSÓRIO DAL BELLO, RONALDO  KOLBARG  MULLER, FRANCISCO DE GODOY BUENO, GILBERTO TOMAZONI, VALDECIR BALDISSERA, ALEXANDRE SICILIANO BORGES, ELVIO DE OLIVEIRA FLORES, ROBERTO FALDINI, CASSIO CASSEB LIMA, FRANCISCO SILVERIO MORALES CESPEDE, JOSÉ MARCOS KONDER COMPARATO.